As filed with the Securities and Exchange Commission on June 24, 2005.

1934 Act File No. 1-10882

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT

Pursuant to Section 15(d) of

the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2004

AEGON USA, INC. PROFIT SHARING PLAN

(Full title of the plan and the address of the plan,

if different from that of the issuer named below)

AEGON N.V.

AEGONplein 50

2591 TV The Hague

The Netherlands

(Name of the issuer of the securities held pursuant to

the plan and the address of its principal executive office)

REQUIRED INFORMATION

FINANCIAL STATEMENTS

Because the AEGON USA, Inc. Profit Sharing Plan (the “Plan”) is subject to ERISA, the Plan’s financial statements and schedules filed as part of this Annual Report have been prepared in accordance with the financial reporting requirements of ERISA.

EXHIBIT INDEX

Exhibit No.	Description
23.1	Consent of Independent Registered Accounting Firm

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

AEGON USA, Inc. Profit Sharing Plan

Year Ended December 31, 2004

AEGON USA, Inc. Profit Sharing Plan

Financial Statements and Supplemental Schedule

Year Ended December 31, 2004

Report of Independent Registered Public Accounting Firm

The Board of Trustees

AEGON USA, Inc. Profit Sharing Plan

We have audited the accompanying statements of net assets available for plan benefits of AEGON USA, Inc. Profit Sharing Plan as of December 31, 2004 and 2003, and the related statement of changes in net assets available for plan benefits for the year ended December 31, 2004. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of AEGON USA, Inc. Profit Sharing Plan at December 31, 2004 and 2003, and the changes in its net assets available for plan benefits for the year ended December 31, 2004, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying Supplemental Schedule of Assets (held at end of year) as of December 31, 2004, presented for purposes of additional analysis and is not a required part of the financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The Supplemental Schedule is the responsibility of the Plan’s management. The Supplemental Schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP

June 15, 2005

AEGON USA, Inc. Profit Sharing Plan

Statements of Net Assets Available for Plan Benefits

	December 31
	2004	2003
Assets
Investments	$1,012,489,659	$973,660,169

Net assets available for plan benefits	$1,012,489,659	$973,660,169

See accompanying notes.

AEGON USA, Inc. Profit Sharing Plan

Statement of Changes in Net Assets

Available for Plan Benefits

Year Ended December 31, 2004

Changes in net assets attributed to:
Investment income:
Interest and dividends	$14,538,263
Net realized and change in unrealized appreciation in fair values of investments	46,757,932

61,296,195

Contributions:
Company	17,738,147
Participants	44,646,165

62,384,312

Transfers of net assets from other plans	3,104,201

Total changes attributed to investment income, contributions and transfers	126,784,708

Benefits paid to participants	87,955,218

Net increase	38,829,490

Net assets available for plan benefits at beginning of year	973,660,169

Net assets available for plan benefits at end of year	$1,012,489,659

See accompanying notes.

AEGON USA, Inc. Profit Sharing Plan

Notes to Financial Statements

December 31, 2004

1. Description of Plan

The following description of the AEGON USA, Inc. Profit Sharing Plan (the Plan) provides only general information. Participants should refer to the Plan for a more complete description of its provisions.

General

The Plan is a defined contribution plan covering substantially all employees of AEGON USA, Inc. (the Company), including subsidiaries. The Company is an indirect wholly owned subsidiary of AEGON N.V., a holding company organized under the laws of The Netherlands. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions and Transfer of Net Assets from Other Plans

Participants may contribute up to 25% of pretax annual compensation to the Plan, subject to certain limits. Participants may also contribute amounts representing distributions from other qualified defined benefit or contribution plans. Participants direct the investment of their contributions into various investment options offered by the Plan.

Company contributions match 100% of the elective contributions of participants up to 3% of their total compensation.

Transfers of net assets from other plans are transferred at fair value as of the date of transfer.

Plan Amendments

Effective January 1, 2000, January 1, 2001, and January 1, 2002, amendments were executed to reflect certain provisions of the Economic Growth and Tax Relief Reconciliation Act of 2001, including providing for catch up contributions for participants over the age of 50.

During 2004, the Company sold substantially all of the remaining businesses of Transamerica Finance Corporation. In 2004, the Company adopted an amendment to the Plan which fully vested in the Plan substantially all participants who were employees of the sold companies.

AEGON USA, Inc. Profit Sharing Plan

Notes to Financial Statements (continued)

1. Description of Plan (continued)

Eligibility

Each employee is eligible to participate in the Plan following completion of six months of employment, as long as the employee works at least 1,000 hours per year.

Participant Accounts

Each participant’s account consists of: (a) elective contributions; (b) Company contributions; (c) earnings on the investment alternatives; and (d) allocations of forfeitures of former participants’ nonvested accounts prior to 1987.

Contributions by the Company and participants are allocated to each employee biweekly. Earnings on the investment alternatives are allocated to each participant’s account daily based on their investment in each fund.

Participants may change their future investment designation at their discretion. In addition, participants may transfer their existing balances to other funds.

Vesting

The value of the participant’s elective contributions is fully vested at all times. Participants vest in Company contributions according to a four-year graded vesting schedule. Any forfeited amounts will be used to reduce the Company’s contributions.

Although the employer has not expressed any intent to terminate its participation in the Plan, it may do so at any time subject to the provisions of ERISA. Upon termination of the Plan, each participant shall become fully vested and shall receive the appropriate allocation of the Plan’s liquidated assets.

Payment of Benefits

The benefits to which a participant is entitled are equal to the value of the participant’s vested account as of the day that the funds are disbursed. Participants, or their beneficiaries, may elect to receive their benefits either in a lump sum, joint and survivor annuity, or in monthly, quarterly, semi-annual or annual payments.

AEGON USA, Inc. Profit Sharing Plan

Notes to Financial Statements (continued)

2. Summary of Significant Accounting Policies

The accounting records of the Plan are maintained on the accrual basis.

Investment Valuation and Income Recognition

Included in the Plan’s investment are investments in the general and separate accounts of Transamerica Financial Life Insurance Company, Inc. (TFLIC), a wholly owned subsidiary of the Company. The separate accounts of TFLIC are valued at fair value, as reported by TFLIC. The investments in the general account, which are fully benefit responsive, are valued at contract value, as reported by TFLIC. The TFLIC general account contract value represents contributions made under the contract, plus interest accrued at the contract rate, less funds used to purchase annuities or pay benefits to participants. Funds under the contract that have been allocated and applied to purchase annuities are excluded from the Plan’s assets. Purchased annuities are contracts under which the insurance company is obligated to pay benefits to named participants or their beneficiaries.

The TFLIC general account accrued interest at 3.50% and 3.00% as of December 31, 2004 and 2003, respectively. Quarterly, an interest rate is declared for the TFLIC general account that applies to contributions received during the quarter; the rate is guaranteed until the end of the year. The contract value approximates fair value.

The TFLIC separate accounts, Diversified Investment Advisors (DIA) collective trust, and AEGON N.V. common stock represent contributions invested primarily in domestic and international common stocks, including that of the Company’s indirect parent, mutual funds, and high quality short-to-intermediate term debt securities, quoted at market prices, as determined as of the close of the New York Stock Exchange on the valuation date. The TFLIC separate accounts, DIA collective trust, and AEGON N.V. common stock fund are valued at the unit value of each fund.

The marketable securities in the Personal Choice Retirement Account which include common stocks, mutual funds, bonds, and money market funds, are reported at fair value.

Participant loans are valued at their unpaid principal balance, which is not materially different from fair value.

AEGON USA, Inc. Profit Sharing Plan

Notes to Financial Statements (continued)

2. Summary of Significant Accounting Policies (continued)

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks, including a concentration of investment in a single entity risk. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for Plan benefits.

3. Investments

Investments which exceed 5% of plan net assets are as follows:

	December 31
	2004	2003
General account of TFLIC, at contract value:
Stable Fund	$290,201,891	$291,575,864
Separate accounts of TFLIC, at fair value:
Equity Growth Fund	129,820,305	134,373,388
Value Income Fund	67,029,008	56,095,180
Shares of Diversified Investment Advisors Collective Trust – Stock Index Fund, at fair value	115,227,318	105,638,062
AEGON N.V. Common Stock, at fair value	121,107,859	137,317,607

AEGON USA, Inc. Profit Sharing Plan

Notes to Financial Statements (continued)

3. Investments (continued)

During 2004, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $46,757,932 as follows:

Separate accounts	$51,227,313
Common stock/mutual funds	$(4,469,381)

$46,757,932

4. Participant Loans Receivable

The Plan provides for loans to active participants, which are considered a participant directed investment of their account. The loan is a trust investment but only the borrowing participant’s account shall share in the interest paid on the loan and bear any expense or loss incurred because of the loan. The loans bear interest at rates established by the Trustees. Interest rates ranged from 4% to 14.42% at December 31, 2004 and 2003, respectively.

5. Transactions with Parties-In-Interest

In addition to the transactions discussed in Notes 2 and 3, the Company provides all administrative services at no charge to the Plan. The cost of such services has not been determined.

6. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated October 28, 2002, stating that the Plan is qualified under section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

AEGON USA, Inc. Profit Sharing Plan

Notes to Financial Statements (continued)

7. Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of the statements of net assets available for benefits and the statement of changes in net assets available for benefits per the financial statements to the Form 5500 at December 31, 2003:

Beginning net assets available for benefits per the financial statements	$826,094,857
Defaulted loans shown as distributions	(25,513)

Beginning net assets available for benefits per Form 5500	$826,069,344

Ending net assets available for benefits per the financial statements	$973,660,169
Defaulted loans shown as distributions	—

Ending net assets available for benefits per participants Form 5500	$973,660,169

In addition, certain other line items of net asset additions and deductions in the 2004 and 2003 Forms 5500 differ from similar classifications in the accompanying financial statements. However, such differences are not considered material and create no other differences in the balances of net assets for benefits over benefit obligations at December 31, 2004 and 2003.

Supplemental Schedule

AEGON USA, Inc. Profit Sharing Plan

E.I.N. 42-1310237

Plan 003

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2004

Identity of Issue, Borrower, Lessor, or Similar Party	Shares/Principal	Cost**	Current Value
Unallocated insurance contract – general account
Transamerica Financial Life Insurance Company, Inc.*	Deposits in unallocated contracts in general account of insurance company – Stable Fund		$290,201,891

Separate accounts of insurance company
Transamerica Financial Life Insurance Company, Inc.*	Mid Cap Value Fund		16,206,585
Transamerica Financial Life Insurance Company, Inc.*	Deposits in separate accounts of insurance company – Equity Growth Fund		129,820,305
Transamerica Financial Life Insurance Company, Inc.*	Deposits in separate accounts of insurance company – Core Bond Fund		28,131,071
Transamerica Financial Life Insurance Company, Inc.*	Deposits in separate accounts of insurance company – Value Income Fund		67,029,008
Transamerica Financial Life Insurance Company, Inc.*	Deposits in separate accounts of insurance company – International Equity Fund		36,950,296
Transamerica Financial Life Insurance Company, Inc.*	Deposits in separate accounts of insurance company – High Quality Bond Fund		14,860,654
Transamerica Financial Life Insurance Company, Inc.*	Deposits in separate accounts of insurance company – Special Equity Fund		42,277,747
Transamerica Financial Life Insurance Company, Inc.*	Deposits in separate accounts of insurance company – Growth and Income Fund		32,269,937
Transamerica Financial Life Insurance Company, Inc.*	Deposits in separate accounts of insurance company – Short Horizon Strategic Allocation Fund		6,141,761
Transamerica Financial Life Insurance Company, Inc.*	Deposits in separate accounts of insurance company – Short/ Intermediate Horizon Strategic Allocation Fund		2,167,449
Transamerica Financial Life Insurance Company, Inc.*	Deposits in separate accounts of insurance company – Intermediate Horizon Strategic Allocation Fund		23,761,198

AEGON USA, Inc. Profit Sharing Plan

E.I.N. 42-1310237

Plan 003

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

(continued)

Identity of Issue, Borrower, Lessor, or Similar Party	Shares/Principal	Cost**	Current Value
Separate accounts of insurance company (continued)
Transamerica Financial Life Insurance Company, Inc.*	Deposits in separate accounts of insurance company – Intermediate/ Long Horizon Strategic Allocation Fund		$14,594,415
Transamerica Financial Life Insurance Company, Inc.*	Deposits in separate accounts of insurance company –Long Horizon Strategic Allocation Fund		8,086,947
Transamerica Financial Life Insurance Company, Inc.*	Deposits in separate accounts of insurance company – High Yield Bond Fund		7,737,156
Transamerica Financial Life Insurance Company, Inc.*	Deposits in separate accounts of insurance company – Aggressive Equity Fund		7,642,847

Total separate accounts of insurance company			437,677,376

Diversified Investment Advisors Collective Trust*	Shares of collective trust – Stock Index Fund		115,227,318

Common stocks
AEGON N.V. Common Stock:
AEGON N.V.*	8,663,686 shares		121,107,859

Personal Choice Retirement Account			20,086,631

	Description of Investment
Participant loans receivable	Loans to participants with maturities of 5 years and interest rates ranging from 4% to 14.42%		28,188,584

Total investments			$1,012,489,659

*	Indicates party in interest to the Plan.
**	Not required for participant-directed investments.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan has duly caused this annual report to be signed by the undersigned thereunto duly authorized.

AEGON USA INC. PROFIT SHARING PLAN

By:	/s/ Brenda Clancy
Name:	Brenda K. Clancy
Title:	Executive Vice President
Chief Operating Officer
AEGON USA, Inc.

June 24, 2005